Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 19, 2018

NOTICE IS HEREBY GIVEN that the annual general meeting of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) will be held on December 19, 2018 at 9:30 a.m. (local time) at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, for the following purposes:

1.             To re-elect Mr. Sanjay Shrestha as a Class I director of the Company;

2.             To re-elect Mr. Weili Su as a Class I director of the Company;

3.             To re-elect Dr. Hao Wu as a Class I director of the Company;

4.             To re-elect Mr. Benjamin (Binjie) Duan as a Class III director of the Company;

5.             To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2018;

6.             To authorize any duly authorized committee of the board of directors of the Company to fix the remunerations of the auditors;

7.             To authorize the chairman of the board of directors of the Company to take any and all action that might be necessary to effect the foregoing matters 1 to 6 as he, in his absolute discretion, thinks fit;

8.             To receive the audited accounts of the Company for the year ended December 31, 2017; and

9.             To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The resume of each of Mr. Sanjay Shrestha, Mr. Weili Su and Dr. Hao Wu, the proposed Class I directors of the Company, accompanies this notice of meeting.

The board of directors of the Company has fixed the close of business on November 16, 2018 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Shanghai office at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, Attention: Dr. Hao Wu, by email to hao.wu@skysolarholdings.com as soon as possible and in any event no later than 10:00 a.m. December 16, 2018 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hao Wu

Hao Wu

Chairman

Date: November 27, 2018

Exhibit A

Resume of Candidates for Directors

Sanjay Shrestha. Mr. Shrestha currently serves as the Chief Financial Officer for Sky Solar Holdings Ltd. He also serves as the President of Sky Capital America, Inc. He brings over 15 years of experience in the broader clean tech sector to our team. Most recently he led the renewables investment banking effort at FBR Capital markets. During 2014, and under his leadership, the firm was ranked among the top renewable energy underwriters in the U.S. Prior to joining FBR, Mr. Shrestha spent seven years as the global head of renewables research coverage at Lazard Capital Markets. During his tenure at Lazard Capital Markets, he was a member of the Institutional Investor All America Research team and was also ranked as one of the top five stock pickers on a global basis. Prior to Lazard Capital Markets, Mr. Shrestha spent seven years at First Albany Capital, where he built the firm’s renewables and industrial research practice. Starmine/Forbes Magazine ranked him the number 1 stock picker and the number 1 earnings estimator during his tenure at First Albany Capital.

Weili Su. Mr. Weili Su has over 14 years of working experience in the solar power industry. From 2005 and 2010, Mr. Su founded a number of solar companies, which completed the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008. He established the only privately-funded independent national testing center for PV products in the PRC as of December 31, 2014, which is a laboratory designated by the PRC Finance Ministry for qualifying solar parks for national subsidies. He was a cofounder, director and secretary of Yingli Green Energy Holding Co., Ltd., an NYSE-listed company from November 2001 to September 2004. He was also a judge at the Court of the Baoding City Xinshiqu from September 1992 to July 2000. Mr. Su was awarded a Bachelor of Law by Hebei University in July 1992. He also received an Executive Master of Business Administration from the University of International Business and Economics in December 2005.

Dr. Hao Wu. Dr. Hao Wu serves as Chairman of the Board of Directors and is a member of Management Committee. Prior to Sky Solar, Dr. Wu was Managing Partner and Chief Executive Officer of Sino-Century. Prior to Sino-Century, Dr. Wu worked at a number of financial service firms, including AIG Global Investments where he advised AIG companies in Asia and in Europe on investment strategies and Radian Group where he was a Managing Director and Head of Global Financial Products. Dr. Wu received his B.S. in Physics from Fudan University and his Ph.D. in Electrical Engineering and MBA in Finance from University of Southern California. He also attended Executive Education Programs at Harvard Business School. Dr. Wu holds Chartered Financial Analyst (CFA) designation. Dr. Wu has served as the President of The Chinese Finance Association (TCFA).

Benjamin (Binjie) Duan. Mr. Benjamin (Binjie) Duan serves as a director of IDG Capital focusing on M&A and cross border investment since April 2015. Prior to joining IDG Capital, Mr. Duan was a manager of PricewaterhouseCoopers Consultants Ltd. focusing on M&A transaction services from October 2011 to March 2015. Prior to that, he was a senior associate of PricewaterhouseCoopers Zhong Tian CPAs engaged in audit service in manufacturing, new energy and logistics industries from September 2008 to September 2011. Mr. Duan received a bachelor’s degree in international business and trade from Central University of Finance and Economics in June 2008 and a bachelor’s degree in international finance and risk management from Victoria University in June 2008.